Exhibit 99.2

InterCure Ltd.

CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

As of June 30, 2025

1

InterCure Ltd.

CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

As of June 30, 2025

INDEX

Page

Condensed Consolidated Unaudited Interim Statements of Financial Position	3-4

Condensed Consolidated Unaudited Interim Statements of Profit or Loss and Other Comprehensive Income	5

Condensed Consolidated Unaudited Interim Statements of Changes in Equity	6

Condensed Consolidated Unaudited Interim Statements of Cash Flows	7-8

Notes to Condensed Consolidated Unaudited Interim Financial Statements	9-17

2

InterCure Ltd.

Condensed Consolidated Unaudited Interim Statements of Financial Position

		June 30	December 31
		2025	2024
	Note	NIS in thousands
Current assets
Cash and cash equivalents		51,334	78,318
Restricted cash and deposits		2,436	1,316
Trade receivables, net		46,931	51,846
Other receivables	7	119,604	134,660
Inventory	4	148,174	120,305
Biological assets	5	5,269	5,023
Financial assets measured at fair value through profit or loss	6	250	333

		373,998	391,801

Non-current assets
Other receivables	7	5,824	423
Property, plant and equipment and right-of-use asset		105,046	105,244
Goodwill		224,778	224,594
Deferred tax assets		39,970	38,365
Financial assets measured at fair value through profit or loss		2,147	2,147

		377,765	370,773

Total assets		751,763	762,574

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

3

InterCure Ltd.

Condensed Consolidated Unaudited Interim Statements of Financial Position

		June 30	December 31
		2025	2024

Current liabilities
Short term loan and current maturities		62,767	69,435
Trade payables		90,785	77,540
Other payables		44,454	41,809
Contingent consideration		3,966	3,966
Financial liability with respect to shares and warrants to be issued	3	-	34,000

		201,972	226,750

Non-current liabilities
Long term loans		94,917	113,979
Liabilities in respect of employee benefits		973	973
Lease liability		21,657	23,201

		117,547	138,153
Total liabilities		319,519	364,903

Equity
Share capital, premium and other reserves		675,393	658,599
Capital reserve for transactions with controlling shareholder		2,388	2,388
Receipts on account of warrants		19,591	-
Capital reserve for transactions with non-controlling interests		13,561	13,561
Accumulated losses		(279,786)	(277,579)

Equity attributable to owners of the Company		431,147	396,969

Non-controlling interests		1,097	702

Total equity		432,244	397,671

Total equity and liabilities		751,763	762,574

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

4

InterCure Ltd.

Condensed Consolidated Unaudited Interim Statements of Profit or Loss and Other Comprehensive Income

	Six months ended June 30,		Year ended December 31
	2025	2024	2024
	NIS in thousands

Revenue	130,011	125,733	238,845
Cost of revenue before fair value adjustments	91,449	85,291	203,252

Gross income before impact of changes in fair value	38,562	40,442	35,593

Unrealized changes to fair value adjustments of biological assets	1,661	1,218	6,458
Loss from fair value changes realized in the current year	2,005	1,029	11,818

Gross Profit	38,218	40,631	30,233

Research and development expenses	191	219	414
General and administrative expenses	14,302	18,374	53,669
Sales and marketing expenses	26,115	27,454	54,225
Other income, net	(9,074)	(16,414)	(12,807)
Changes in the fair value of financial assets through profit or loss, net	83	(201)	(341)
Share based payments	885	686	2,281

Operating Profit (loss)	5,716	10,513	(67,208)

Financing income	2,356	1,031	2,747
Financing expenses	10,369	10,070	22,862

Financing expenses, net	8,013	9,039	20,115

Profit (loss) before taxes on income	(2,297)	1,474	(87,323)

Tax (expense) benefit	485	(1,480)	14,530
Total comprehensive loss	(1,812)	(6)	(72,793)

Profit (loss) attributable to:
To the Company’s shareholders	(1,704)	1,433	(67,795)
To non-controlling interests	(108)	(1,439)	(4,998)
Total	(1,812)	(6)	(72,793)

Earnings per share
Basic earnings (loss)	(0.03)	0.03	(1.48)
Diluted earnings (loss)	(0.03)	0.03	(1.48)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

5

InterCure Ltd.

Condensed Consolidated Unaudited Interim Statements of Changes in Equity

	Share capital, premium and other reserves	Capital reserve for transactions with controlling shareholder	Receipts on account of warrants	Capital reserve for transactions with non-controlling interests	Accumulated losses	Equity attributable to owners of the Company	Non-controlling interests	Total equity
	NIS in thousands

As of January 1, 2025	658,599	2,388	-	13,561	(277,579)	396,969	702	397,671

Loss for the period	-	-	-	-	(1,704)	(1,704)	(108)	(1,812)
Share-based payment	885	-	-	-	-	885	-	885
Issuance of shares and warrants (see note 3B)	15,909	-	19,591	-	-	35,500	-	35,500
Attribution of loss from noncontrolling interest	-	-	-	-	(503)	(503)	503	-

As of June 30, 2025	675,393	2,388	19,591	13,561	(279,786)	431,147	1,097	432,244

As of January 1, 2024	643,158	2,388	-	13,561	(203,995)	455,112	1,950	457,062

Profit (loss) for the period	-	-	-	-	1,433	1,433	(1,439)	(6)
Share-based payment	686	-	-	-	-	686		686
De-recognition of an obligation to issue shares	(1,020)	-	-	-	-	(1,020)	(796)	(1,816)
Attribution of loss from noncontrolling interest	-	-	-	-	(1,956)	(1,956)	1,956	-
Issuance of ordinary shares related to business combinations	6,189	-	-	-	-	6,189	-	6,189

As of June 30, 2024	649,013	2,388	-	13,561	(204,518)	460,444	1,671	462,115

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

6

InterCure Ltd.

Condensed Consolidated Unaudited Interim Statements of Cash Flows

	Six months ended June 30,
	2025	2024
	NIS in thousands
Cash flows from operating activities

Loss for the period	(1,812)	(6)
Taxes paid	(1,160)	(10,698)
Adjustments required to present cash flows from operating activities (A)	15,170	(32,785)

Net cash provided by (used in) operating activities	12,198	(43,489)

Cash flows from investing activities

Purchase of property, plant and equipment	(3,245)	(356)
Loans granted	-	(1,053)
Repayment of loans granted	150	4,000
Acquisition of subsidiaries, net of cash acquired	(114)	(551)
(Increase) decrease in restricted cash, net	(1,118)	9,000
Net cash provided by (used in) investing activities	(4,327)	11,040

Cash flows from financing activities

Lease payments	(2,634)	(2,312)
Receipt of loans from banks	5,000	22,155
Repayment of loans from banks	(30,202)	(60,442)
Issuance of shares and warrants	1,500	-
Interest paid	(8,512)	(8,191)
Net cash provided by (used in) financing activities	(34,848)	(48,790)

Decrease in cash and cash equivalents	(26,977)	(81,239)
Exchange differences in respect of balances of cash and cash equivalents	(7)	(2)
Balance of cash and cash equivalents at beginning of period	78,318	101,139

Balance of cash and cash equivalents at end of period	51,334	19,898

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

7

InterCure Ltd.

Condensed Consolidated Unaudited Interim Statements of Cash Flows

	Six months ended June 30,
	2025	2024
	NIS in thousands
A) Adjustments required to present cash flows from operating activities

Adjustments to items in the consolidated statement of Profit or loss and Other comprehensive income:
Depreciation	8,451	6,337
Share-based payment	885	686
Changes in the fair value of financial assets through profit or loss, net	83	(212)
Finance expenses, net	8,013	9,039
Gain in respect of acquisition of a subsidiary	-	(345)
Tax expense (benefit)	(485)	1,480
	16,947	16,985

Changes in assets and liabilities items:

Decrease (increase) in trade receivables	4,944	(230)
Decrease (increase) in other receivables	5,248	(21,801)
Increase in inventory	(27,869)	(19,064)
Increase in biological assets	(246)	(2,566)
Increase (decrease) in trade payables	13,191	(4,208)
Increase (decrease) in other payables	2,955	(1,901)

	(1,777)	(49,770)

	15,170	(32,785)

B) Material non-cash activities
Additions to right-of-use assets	581	2,976
Purchase of property, plant and equipment	4,342	5,970
Issuance of shares and warrants	34,000	-

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

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InterCure Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements

Note 1 -	General

A.	The Company’s activity

InterCure Ltd. (hereinafter: the “Company”) is a public company which is listed on the Tel Aviv Stock Exchange (hereinafter: the “TASE”) and the Nasdaq Global Market, domiciled in Israel. Its offices are located in Herzliya, Israel. The Company is engaged in the medical cannabis sector mainly through its holdings of the entirely issued and paid-up capital of Canndoc Ltd. (hereinafter: “Canndoc”), Pharmazone Ltd. (hereinafter: “Pharmazone”) and Cannolam Ltd. The Company also has additional holdings in the biomed sector.

Canndoc:

The Company holds 100% of Canndoc’s issued and paid-in capital.

The Company, through Canndoc, is engaged in research, marketing, cultivation, production and distribution of medical cannabis products in Israel and around the world.

Cannolam:

The Company holds 100% of the shares of Cannolam Ltd., an Israeli private company, which holds, independently and/or through its owned subsidiaries, the exclusive rights to the production, importing, distribution and use of leading international cannabis and lifestyle trademarks in the territory of the state of Israel. Inter alia, Cannolam Ltd. has exclusive rights in respect of the brands Cookies, Mr. Nice and Oxon Pharma.

Pharmazone:

The Company holds 100% of the shares of Pharmazone, an Israeli private company, which operates a pharmaceutical and medical cannabis trading house.

Other Holdings:

During 2022 and 2024, the Company engaged in a series of agreements for the acquisition or opening of 6 and 6 pharmacies ,respectively.

During the six months ended June 30, 2025, the Company entered into agreements for the acquisition of a trading house and a company that is mainly engaged in research and development of cannabis-based medical products.

Investments in the biomed sector:

The Company holds shares of two companies in the biomed sector: F.O.R.E Biotherapeutics Ltd. (formerly known as NovellusDX Ltd., hereinafter: “Fore”), and XTL Biopharmaceuticals Ltd. (hereinafter: “XTL”).

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InterCure Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements

B.	Definitions:

In these consolidated financial statements:

Company	-	InterCure Ltd.
Group	-	The Company and its subsidiaries.
Related Parties	-	As defined in IAS 24.
USD	-	U.S. dollars.
NIS	-	New Israeli shekel.
Subsidiaries	-	Companies which are controlled by the Company (as defined in IFRS 10), directly or indirectly, and whose financial statements are fully consolidated with the Company’s reports.
Investee companies	-	Subsidiaries and companies, including a partnership or joint venture, the Company’s investment in which is stated, directly or indirectly, on the equity basis.
Controlling shareholder	-	As defined under the Israeli Companies Law.

Note 2 -	Material Accounting Policies

Basis of Preparation of the Financial Statements

These interim financial statements for the six months ended June 30, 2025, have been prepared in accordance with IAS 34, Interim Financial Report and should be read in conjunction with the Company’s last annual consolidated financial statements as at and for the year ended December 31, 2024. (the “last annual consolidated financial statements”). They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards.

However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.

These interim financial statements were approved by the Company’s board of directors on September 17 ,2025.

Use of judgements and estimates

In preparing these interim financial statements, management has made judgements and estimates about the future, that affect the application of the Company’s accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

10

InterCure Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements

Note 2 -	Material Accounting Policies (Cont.)

Measurement of fair values

All assets and liabilities which are measured at fair value, or whose fair value was disclosed, are divided into categories in the fair value hierarchy, based on the lowest level of inputs which is significant to the measurement of fair value in its entirety:

Level 1:	Quoted prices (without adjustments) in an active market of identical assets and liabilities .

Level 2:	Inputs which are not quoted prices which are included in level 1, which are directly or indirectly observable.

Level 3:	Inputs which are not based on observable market data, as described in Note 5 – Biological Assets, and Note 6 – Investments in financial assets measured at fair value through profit or loss (investments in companies in the biomed sector).

Note 3 -	Transactions and Events During the Reporting Period

A.	Following the brutal attacks on Israel, the mobilization of army reserves and the Government declaring a state of war (“Iron Swords” war) in October 2023, there was a decrease in Israel’s economic and business activity. The security situation has led, inter alia, to a disruption in the chain of supply and production, a decrease in the volume of national transportation, a shortage in manpower as well as a decrease in the value of financial assets and a rise in the exchange rate of foreign currencies in relation to the New Israeli Shekel.

Since the beginning of the war, the Southern facility has been damaged, including its inventory, property, plant and equipment and biological assets. In addition, until the first half of 2024, the southern facility had been designated by the Israeli authorities as a closed military area and there was limited access to the site. The Company began the process of restoring the Southern facility in 2024 and returned to production in July 2024.

The Company is working diligently with the Israeli tax authorities to obtain full compensation for the damages caused to the Company. As of June 30, 2025, the Company submitted applications to the Israeli tax authorities to receive compensation in the aggregate amount of NIS 251 million.

As of the date of approval of these financial statements the Company has received advances in the aggregate amount of NIS 81.5 million.

The Company recorded the compensation that, based on management and its advisors’ estimate, the Company has reasonable assurance to receive from the Israeli tax authorities, as other income.

The Company believes that it will be entitled to compensation from the Israeli tax authorities for all direct and indirect damages suffered, including loss of profits.

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InterCure Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements

Note 3 -	Transactions and Events During the Reporting Period (Cont.)

B.	On December 31, 2024, the Company’s board of directors approved the allocation of Company shares, in a private allocation of shares and options, to nine investors and one investor, the controlling shareholder of the Company or a company under its control, who agreed to invest a total of approximately NIS 34 million in the Company. The allocation was approved at the general meeting of shareholders on February 3, 2025.

In February 2025, an additional investor invested NIS 1.5 million.

Following the approval of the general meeting, and all other required approvals, on March 3, 2025, the Company issued 7,349,896 shares and 7,349,896 warrants, and the amount was recorded in equity.

C.	In May 2025, the Company engaged in an agreement to purchase 100% of Kanabo Research Ltd, a company that is mainly engaged in research and development of cannabis-based medical products.

D.	On April 18, 2024, the Company engaged in an agreement to purchase 50% of “New day Distribution” trading house, and the completion date was in January 2025 subsequent to which the Company holds 100% of “New day Distribution” trading house.

Note 4 -	Inventory:

Inventory is comprised of finished goods of dry packaged or rolled medical cannabis and cannabis oil, as well as the outputs of processing procedures, which include, inter alia, agricultural produce which has been transferred from biological assets, where the procedure of processing into finished goods has not yet been completed.

	June 30,	December 31,
	2025	2024
	NIS in thousands
Finished goods	60,887	62,706
Goods in process and dried inflorescence	87,287	57,599
Total inventory	148,174	120,305

12

InterCure Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements

Note 5 -	Biological Assets:

The Company measured biological assets (level 3), which are mostly comprised of medical cannabis plants and agricultural produce, at fair value less selling costs up to the point of harvest. This value serves as the cost basis of inventory after the harvest.

The Company’s biological assets are primarily comprised of medical cannabis seedlings and medical cannabis. Presented below are the changes in biological assets during the reporting period:

	June 30,	December 31,
	2025	2024
	NIS in thousands
Balance as of January 1	5,023	822
Costs of growing medical cannabis plants	13,458	26,081
Change in fair value less selling costs	1,661	1,581
Transfer to inventory	(14,873)	(23,461)
Balance as of the end of the period	5,269	5,023

Disclosure regarding assumptions which were used to estimate the net fair value of biological assets

A.	Below are the main assumptions used:
	June 30	December 31
	2025	2024
Net growing area (in thousands of square meters)	10.5	10.5
Estimated net yield as of the reporting date (tons) (1)	1.3	1.8
Estimated net selling price (NIS per gram) (2)	16.8	16.8
Estimated growing cycle length (in weeks) (3)	13	13
Estimated growing cycle completion rate (in percent) (4)	35%	23%
Proportion of plants which do not reach the harvesting stage (5)	3%	3%

(1)	According to the number of seedlings as of the end of the reporting period
(2)	According to the price range of the Company’s existing products as of the end of the reporting period
(3)	In accordance with the Company’s experience, and according to the strains which exist as of the reporting date
(4)	By planting date vs. growing cycle length
(5)	According to the final product net weight

B.	Below is a sensitivity analysis on the fair value of the biological assets (in NIS thousands) in respect of a 10% increase in each of the following variables:

	June 30	December 31
	2025	2024
	NIS in thousands
Average selling price	643	612
Proportion of oil products	2	16
Proportion of plants which do not reach harvesting	52	52

13

InterCure Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements

Note 6 -	Investments in Financial Assets Measured at Fair Value Through Profit or Loss:

The Company has investments in investees measured at fair value through profit or loss.

The fair value of the investments in these investees as of June 30, 2025, amounted to a total of NIS 2,397 thousand, in accordance with a quoted marked price (level 1) or valuation which was received from an external valuator (level 3).

Disclosure of fair value

The following table presents the Company’s financial assets and financial liabilities which are measured at fair value as of June 30, 2025:

	Level 1	Level 2	Level 3	Total
	NIS in thousands
Assets:
Financial assets measured at fair value through profit or loss:
Investments in investees	93	-	2,147	2,240
Investment in XTL stock	157	-	-	157
Total assets	250	-	2,147	2,397

The following table presents the Company’s financial assets and financial liabilities which are measured at fair value as of December 31, 2024:

	Level 1	Level 2	Level 3	Total
	NIS in thousands
Assets:
Financial assets measured at fair value through profit or loss:
Investments in investees	83	-	2,147	2,230
Investment in XTL stock	250	-	-	250
Total assets	333	-	2,147	2,480

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InterCure Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements

Note 7 -	Other receivables:

As of June 30, 2025, the balance is comprised of debts and loans in the amount of NIS 44,327 thousand, provided to non-related parties as part of mergers and acquisitions processes which did not materialize and were not completed, net of respective provision for impairment.

Balance of non-related parties before provision for impairment	68,423
Provision for impairment	(24,096)
Balance of non-related parties after provision for impairment	44,327

Note 8 -	Operating segment data:

Reconciliation of operating segment data include addition of assets and liabilities which were not attributed to segments.

	NIS in thousands
	Cannabis segment	Biomed segment	Reconciliations	Total

Period ended June 30, 2025
External revenue	130,011	-	-	130,011
Segment profit (loss)	8,953	(83)	-	8,870

General and administrative expenses not attributable to segments				(3,209)
Other expenses, net				55
Operating profit				5,716

Segment assets	721,367	2,304	28,092	751,763
Segment liabilities	310,796	-	8,724	319,520

	NIS in thousands
	Cannabis segment	Biomed segment	Reconciliations	Total

Period ended June 30, 2024
External revenue	125,733	-	-	125,733
Segment profit (loss)	14,682	201	-	14,883

General and administrative expenses not attributable to segments				(20,784)
Other expenses, net				16,414
Operating profit				10,513

Segment assets	709,587	2,256	29,044	740,887
Segment liabilities	273,026	-	5,746	278,772

15

InterCure Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements

Note 8 -	Operating segment data: (Cont.)

	NIS in thousands
	Cannabis segment	Biomed segment	Reconciliations	Total

Year ended December 31, 2024
External revenue	238,845	-	-	238,845
Segment profit (loss)	(39,697)	341	-	(39,356)

General and administrative expenses not attributable to segments				(40,659)
Other expenses, net				12,807
Operating Loss				(67,208)

Segment assets	732,084	2,397	28,093	762,574
Segment liabilities	418,966	-	(54,063)	364,903

Note 9 -	Contingent liabilities:

1.	Further to Note 16B(2) to the Company’s 2024 annual financial statements, with respect to the agreement with Cann Pharmaceutical Ltd., on July 1, 2025, the parties submitted a joint motion for approval of a procedural arrangement. On July 6, 2025, the Tel Aviv District Court unexpectedly declined to approve the arrangement and ordered the strikeout of the claim and counterclaim, citing delays in the proceedings. On July 17, 2025, the parties filed a joint notice opposing the strikeout and clarifying that the delays were due to the war in Israel and reserve military service of Company representatives and legal counsel. The court did not accept the parties’ joint request and, on the same date, ordered the strikeout of the proceedings, which became effective on July 21, 2025. The strikeout was purely procedural and unrelated to the merits of the case. The Company is currently evaluating its next steps in this matter.

2.	On May 15, 2025, a claim was filed by “Brit Shevet Avraham” against the Company and Canndoc. The lawsuit seeks, among other things, court orders instructing the defendants to remove alleged unlawful publications regarding medical cannabis, to refrain from engaging in any commercial advertising of medical cannabis, and to cease indirect advertising of medical cannabis through collaborations with pharmacies. On September 11, 2025, the defendants filed a motion to dismiss the claim on threshold grounds including lack of legal personality and standing, that the claimant purports to act as a “public plaintiff”, and that the action constitutes an indirect attempt to challenge the Ministry of Health’s regulatory policy, following prior proceedings that failed. In parallel, the defendants also filed a motion for an extension of time to submit their statement of defense.

At this early and preliminary stage of the case, it is not possible to estimate the claim’s chances.

16

InterCure Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements

Note 10 -	Subsequent events:

1.	On September 17, 2025, the Company entered into a share purchase agreement to acquire 100% of Botanico Ltd. (“Botanico”), a company that has exclusive rights to distribute The Flowery’s acclaimed U.S. cannabis brands and genetics in Israel and across international markets.

The acquisition will be executed in two stages: in the first stage, the Company will acquire 50% of Botanico’s share capital in consideration for 2,261,345 of the Company’s ordinary shares and 205,710 options. Pursuant to the share purchase agreement, within two years, the Company will complete the acquisition of the remaining 50% of Botanico’s share capital in consideration for an additional 2,252,317 of the Company’s ordinary shares and 204,889 options.

2.	On July 8, 2025, the Company’s board of directors approved the allocation of 168,727 shares to the Company’s employees. On August 27, 2025, the TASE approved the listing of such shares.

- - - - - - - - - - - -

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